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                                 October 15, 2022

       Erik S. Nelson
       Chief Executive Officer
       Bellatora, Inc.
       2030 Powers Ferry Road SE, Suite #212
       Atlanta, GA 30339

                                                        Re: Bellatora, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 19,
2022
                                                            File No. 000-56478

       Dear Erik S. Nelson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed September 19, 2022

       Item 1A. Risk Factors
       Risks Related to Our Securities, page 12

   1. We note the statement on page 14 in the risk factor on Rule 144 sales in the future that you are
registering all of the shares outstanding so your officers will be able to sell their shares if this
registration statement becomes effective. Please revise, as this registration statement
is registering the class of securities under the Securities Exchange
                                                        Act of 1934 and is not
registering the shares held by your officers. Therefore, Rule 144 would continue to apply
to your officers. Please reconcile and revise the discussion of
                                                        Rule 144 in this risk
factor to clearly reflect the restrictions on sales due to your status as a shell company.
 Erik S. Nelson
FirstName   LastNameErik S. Nelson
Bellatora, Inc.
Comapany
October  15,NameBellatora,
             2022          Inc.
October
Page 2 15, 2022 Page 2
FirstName LastName
Item 2. Financial Information
Results of Operations for the Period Ended December 31, 2021 Compared to the Year Ended
December 31, 2020, page 17

2. Please revise to clarify that the company recognized no revenue, if true, during the years ended December 31, 2021 and 2020.
3. Please expand your disclosure regarding the $60,000 gain on the extinguishment of debt.
         Specify the debt extinguished, including its material terms; quantify the principal and interest outstanding at the time the debt was extinguished; and quantify any consideration given in exchange for the debt being extinguished.
Financing Activities, page 19

4. Please revise to disclose the material terms of the related party notes payable, including the principal amount, interest rate, and maturity date.
Controls and Procedures, page 19

5. We note here and on page 11 your assessment of internal control over financial reporting
         as    not sufficient    instead of as    ineffective    consistent
with Regulation S-K Item
         308(a)(3). Please revise. Additionally, we note your assessment is as of December 31,
         2020 instead of 2021. Please advise.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

6. To the extent the warrants issued to Coral Investment Partners, LP may be exercised within sixty days, please revise the beneficial ownership tables on pages 22 and 23, respectively, to include such warrants.
7. We note the statement following the table on page 23 that you have included in the table only those derivative securities with exercise prices that you believe have a reasonable likelihood of being "in the money" within the next sixty days. Such statement is not consistent with Rule 13d-3. Please remove it.
Item 5. Directors and Executive Officers, page 24

8. Please revise your disclosure regarding the background and history of your executive officer and director to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of Erik Nelson during the past five years, including the dates and duration of his employment.
Additional Information, page 25

9. Please revise to include UAN Power Corp. in your page 25 discussion of all of the blank check companies, which have filed a registration statement, with which Mr. Nelson has
 Erik S. Nelson
FirstName   LastNameErik S. Nelson
Bellatora, Inc.
Comapany
October  15,NameBellatora,
             2022          Inc.
October
Page 3 15, 2022 Page 3
FirstName LastName
         been affiliated in the past five years. In addition, please revise your page 26 discussion of all of the blank check companies, which have not filed a registration statement, with which Mr. Nelson has been associated. In this regard, we note that Bellatora, Inc. is included in your page 26 discussion.
Conflicts of Interest - General , page 27

10. Please expand your disclosure to identify all businesses in which your officers or directors are, or may become, officers, directors, controlling shareholders, partners and/or members. This should include, but not be limited to, the blank check companies with which Mr. Nelson is involved.
Item 6. Executive Compensation, page 28

11. Please revise your second sentence to clarify that the executive compensation being addressed in this section is the compensation for the fiscal years ended December 31,
         2020 and December 31, 2021 along with the six month period ended June 30, 2022.
12. Please revise the summary compensation table, as appropriate, to include any stock based compensation furnished to Mr. Nelson. In this regard, we note that the notes to the financial statements on pages F-9 and F-18 state that the company recorded $19,000 in stock based compensation in connection with the purchase by Coral Investment Partners of 100,000,000 shares of common stock and 100,000,000 warrants for a total of $2,000.
         Thus, it appears that the purpose of the stock purchase transaction was to furnish compensation to Mr. Nelson through a third party, and such amount should be included in the summary compensation table. See Item 402(m)(1) of Regulation S-K. To the extent the stock based compensation is added to the summary compensation table, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1
         to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.
13. Please revise to provide the information required by Item 402(r) of Regulation S-K concerning any director compensation.
Item 7. Certain Relationships and Related Transactions, page 29

14. We note your disclosure on page 29 regarding the material terms of the promissory note.
         Please expand your disclosure to include the amount of principal and interest paid during the period ended June 30, 2022, as required by Item 404(a)(5) of Regulation S-K.
         Please also clarify whether the interest rate applies to the additional loan amounts.
Item 9. Market Price of and Dividends on the Registrant's Common Equity, page
31

15. Please revise to clarify that the company has "Pink Limited Information" and "Caveat
         Emptor" warnings from OTC Markets. In this regard, we note your disclosure on page 31
 Erik S. Nelson
Bellatora, Inc.
October 15, 2022
Page 4
       that the company has a "Stop" warning.
Item 10. Recent Sales of Unregistered Securities, page 33

16. Please revise to include the warrants issued to Coral Investment Partners, LP on June 18,
       2021. In addition, please disclose the persons or class of persons to whom the securities were sold, as required by Item 701 of Regulation S-K. Please also provide more specificity regarding the facts supporting the exemptions relied upon.
Item 11. Description of Registrant's Securities to be Registered, page 34

17. Please revise to reconcile your disclosure on page 34 with your amended and restated
       articles of incorporation filed as Exhibit 3.6. In this regard, we note that page 34 states you are authorized to issue 2,000,000,000 shares of common stock. However, Section 5.1 of your amended and restated articles of incorporation states you are authorized to issue
       200,000,000 shares of common stock.
18. Please expand your disclosure to describe briefly your preferred shares and to disclose that you have the authority to create and issue rights, warrants and options.
Item 13. Financial Statements and Supplementary Data, page 36

19. Please revise to clarify that your financial statements for the three and six months ended
       June 30, 2022 and 2021 are unaudited.
Exhibits

20. Please file as exhibits each of the Class A and Class B warrant agreements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameErik S. Nelson
                                                             Division of
Corporation Finance
Comapany NameBellatora, Inc.
                                                             Office of Real
Estate & Construction
October 15, 2022 Page 4
cc:       Robert J. Mottern, Esq.
FirstName LastName